Filed Pursuant to Rule 433(d)
Registration No. 333-142664
May 8, 2007
Wisconsin Energy Corporation
Pricing Term Sheet

Issuer:	Wisconsin Energy Corporation

Security:	2007 Series A Junior Subordinated Notes due 2067

Principal Amount:	$500,000,000

Maturity:	May 15, 2067

Interest Rate During Fixed Rate Period:	From Settlement Date to May 15, 2017, at the annual rate of 6.25%, payable semi-annually in arrears on May 15 and November 15 of each year, beginning November 15, 2007.

Interest Rate During Floating Rate Period:
From May 15, 2017 to maturity at a floating rate based on the Three-Month LIBOR Rate plus 211.25 basis points, reset quarterly, payable quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning August 15, 2017.

Optional Deferral:	Maximum of 10 consecutive years per deferral.

Initial Price to Public:	99.734%

Benchmark Treasury:	UST 4.625% due February 15, 2017

Benchmark Yield:	4.636%

Spread to Benchmark Treasury:	+165 basis points

Reoffer Yield:	6.286%

Make-Whole Call:	Redeemable in whole or in part at the option of the Issuer at any time at the following applicable redemption price:

•
before May 15, 2017, the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal and interest on the Notes from the redemption date to May 15, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 25 basis points, in each case plus accrued and unpaid interest to the redemption date; or

•	on or after May 15, 2017, 100% of the principal amount of the Notes, plus any accrued and unpaid interest to the redemption date.

Tax Event Call:
Before May 15, 2017, redeemable in whole, but not in part, at any time within 90 days after the occurrence and continuation of a Tax Event, at the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal and interest on the Notes from the redemption date to May 15, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points, in each case plus accrued and unpaid interest to the redemption date.

Rating Agency Event Call:
Before May 15, 2017, redeemable in whole or in part, at any time following the occurrence and continuation of a Rating Agency Event, at the greater of (i) 100% of the principal amount of the Notes being redeemed or (ii) the sum of the present value of each scheduled payment of principal and interest on the Notes from the redemption date to May 15, 2017, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus 50 basis points, in each case plus accrued and unpaid interest to the redemption date.

Replacement Capital Covenant:	A Replacement Capital Covenant will apply until May 15, 2037.

Trade Date:	May 8, 2007

Expected Settlement Date:	May 11, 2007 (T+3)

Ratings* (Moody’s/S&P/Fitch):	Baa1/BBB-/BBB+

CUSIP:	976657AH9

Joint Book-Running Managers and Joint Structuring Advisors:	J.P. Morgan Securities Inc. Citigroup Global Markets Inc.

Co-Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc.
*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities Inc. collect at 1-212-834-4533